UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period      May 2007                                File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Interim Financials for the period ended March 31, 2007

2.

Management Discussion and Analysis for the period ended March 31, 2007

3.

Certification of Interim Filings – CEO, for the period ended March 31, 2007

4.

Certification of Interim Filings – CFO, for the period ended March 31, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: June 5, 2007___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

CANDENTE RESOURCE CORP.
Consolidated Financial Statements
March 31, 2007
(Stated in U.S. Dollars)
Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended March 31, 2007

CANDENTE RESOURCE CORP.
Consolidated Balance Sheets
As at,
(Stated in U.S. Dollars)

	March 31, 2007	December 31, 2006
A S S E T S

Current assets
Cash and cash equivalents (Notes 2 and 3)	$2,649,705	$ 3,089,422
Amounts receivable	79,128	76,766
Marketable securities (Notes 2)	33,605	33,296
Prepaid expenses and deposits	14,149	20,630
	2,776,587	3,220,114
Value added tax receivable (Peru)	975,743	1,068,433
Unproven mineral rights (Notes 2 and 3)	13,369,285	10,701,855
Equipment (Notes 2 and 4)	177,581	151,188
	$17,299,196	$ 15,141,590
L I A B I L I T I E S Current liabilities Accounts payable and accrued liabilities	$869,122	$ 864,549
	$869,122	$ 864,549
S H A R E H O L D E R S’ E Q U I T Y Share capital (Note 5)	$22,570,239	$ 20,102,654
Contributed surplus (Note 5)	1,948,080	1,865,429
Deficit	(8,088,245)	(7,691,042)
	16,430,074	14,277,041
	$17,299,196	$ 15,141,590

Continued operation (note 1)

Approved on behalf of the Board of Directors:

“Joanne Freeze”

“Peter de Visser”

Director

Director

CANDENTE RESOURCE CORP.
Consolidated Statements of Operations and Deficit
For the three months ended March 31,
(Stated in U.S. Dollars)

	2007	2006
Expenses
Amortization of equipment	$ 39,734	$ 15,455
Bank charges and interest	1,961	10,163
Corporate development	61,685	74,889
Loss (Gain) on foreign exchange	(38,305)	62,653
Interest income	(18,313)	(1,792)
Investor relations	12,946	46,036
Legal, audit and accounting	6,429	16,323
Management and office salaries	68,097	37,321
Office, rent and miscellaneous	35,271	28,810
Travel	1,260	1,558
Regulatory and filing fees	27,526	16,222
Shareholder communications	35,081	10,314
Stock-based compensation expense	163,831	299,420
Write-off of unproven mineral rights	-	3,577
Loss for the year	(397,203)	(620,949)
Deficit, beginning of year	(7,691,042)	(5,898,927)
Deficit, end of year	$(8,088,245)	$(6,519,876)
Loss per share (Note 7)	$ (0.01)	$ (0.01)
Weighted average number of shares outstanding	53,411,984	43,776,018

CANDENTE RESOURCE CORP.
Consolidated Statements of Cash Flows
For the Periods ended March 31,
(Stated in U.S. Dollars)

	2007	2006
Cash provided by (used for): Operating activities Loss for the year Adjustment for items not involving cash:	$(397,203)	$(1,792,115)
Amortization of equipment	39,734	65,018
Stock-based compensation	163,831	574,889
Write-off of unproven mineral rights	-	3,777
Changes in non-cash working capital items: Amounts receivable	(2,362)	(43,884)
Due from related parties	-	45,205
Prepaid expenses and deposits	6,481	38,659
Marketable securities	(309)	(11,800)
Accounts payable and accrued liabilities	(810,829)	(111,022)
Due to related parties	-	(3,159)
Cash used for operating activities	(1,000,657)	(1,234,432)
Investing activities Acquisition of equipment	(66,127)	(45,079)
Unproven mineral property exploration costs	(1,848,834)	(4,142,748)
Unproven mineral property acquisition costs	(3,194)	(284,053)
Value added tax receivable	92,690	(598,335)
Cash used for investing activities	(1,825,465)	(5,070,215)
Financing activities Option payments and exploration funds received	-	1,242,520
Common shares issued for cash	2,386,405	7,809,335
Share issue costs	-	(339,453)
Cash provided by financing activities	2,386,405	8,712,402
Net increase(decrease) in cash and cash equivalents	(439,717)	2,407,755
Cash and cash equivalents, beginning of Period	3,089,422	681,667
Cash and cash equivalents, end of Period	$2,649,705	$3,089,422

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the period ended,
(Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance December 31, 2007
PERU	$	$	$	$	$
El Tigre Property Acquisition costs	58,565	4,500	63,065	1,200	64,265
Deferred exploration costs: Assays	3,326	114	3,440	-	3,440
Equipment maintenance & rental	2,386	2,902	5,288	-	5,288
Field supplies & travel expenses	31,076	5,432	36,508	1	36,509
Field office and personnel	85,962	12,343	98,305	36	98,341
Geological & geophysical	38,589	51,281	89,870	12	89,882
Maps & publications	8,846	405	9,251	-	9,251
Exploration recovery	(150,000)	(108,343)	(258,343)	-	(258,343)
	78,750	(31,366)	47,384	1,249	48,633
Lunahuana Property Acquisition costs	113,454	39,481	152,935	-	152,935
Deferred exploration costs: Assays	9,232	165	9,397	-	9,397
Equipment maintenance & rental	3,408	2,804	6,212	-	6,212
Field supplies & travel expenses	25,441	2,170	27,611	-	27,611
Field office & personnel	55,844	7,595	63,439	49	63,488
Geological & geophysical	109,700	13,365	123,065	-	123,065
Maps & publications	6,423	856	7,279	-	7,279
	323,502	66,436	389,938	49	389,987
Las Sorpresas Property Acquisition costs	51,840	25,422	77,262	-	77,262
Deferred exploration costs: Assays	5,391	58	5,449	-	5,449
Equipment maintenance & rental	2,823	5,167	7,990	-	7,990
Field supplies & travel expenses	19,089	1,339	20,428	-	20,428
Field office & personnel	95,778	3,745	99,523	-	99,523
Geological & geophysical	92,512	2,918	95,430	-	95,430
Maps & publications	664	22	686	-	686
Exploration recovery	(150,000)	(19,285)	(169,285)	-	(169,285)
	118,097	19,386	137,483	-	137,483

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the period ended,
(Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2007
	$	$	$	$	$
Picota Property Acquisition costs	61,440	-	61,440	-	61,440
Deferred exploration costs: Assays	4,796	5	4,801	-	4,801
Equipment maintenance & rental	6,500	980	7,480	-	7,480
Field supplies & travel expenses	12,098	517	12,615	-	12,615
Field office & personnel	22,953	345	23,298	-	23,298
Geological & geophysical	40,370	1,441	41,811	-	41,811
Maps & publications	3,140	2	3,142	-	3,142
	151,297	3,290	154,587	-	154,587
Pamel Property Acquisition costs	104,522	15,601	120,123	(11,751)	108,372
Deferred exploration costs: Assays	26,264	38,684	64,948	18,029	82,977
Drilling	-	204,443	204,443	205,753	410,196
Equipment maintenance & rental	45,611	23,903	69,514	20,739	90,253
Field supplies & travel expenses	28,436	49,496	77,932	10,937	88,869
Field office & personnel	120,141	186,670	306,811	116,614	423,425
Geological & geophysical	135,966	143,097	279,063	56,857	335,920
Maps & publications	10,247	4,970	15,217	246	15,463
Options payments received	(145,000)	(913,305)	(1,058,305)	-	(1,058,305)
	326,187	(246,441)	79,746	417,424	497,170
Las Brujas Property Acquisition costs	22,801	6,000	28,801	-	28,801
Deferred exploration costs: Assays	2,628	17	2,645	-	2,645
Equipment maintenance & rental	82	1,018	1,100	-	1,100
Field supplies & travel expenses	7,764	1,071	8,835	-	8,835
Field office & personnel	26,298	1,435	27,733	-	27,733
Geological & geophysical	15,515	1,994	17,509	-	17,509
Maps & publications	2,332	7	2,339	-	2,339
	77,420	11,542	88,962	-	88,962

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the period ended,
(Stated in U.S. Dollars)

	Balance December 31, 2005	Net Expenditures & Write offs	Balance December 31, 2006	Net Expenditures (Recovery/Write off)	Balance December 31, 2007
	$	$	$	$	$
Canariaco Property Acquisition costs	134,963	72,902	207,865	-	207,865
Deferred exploration costs: Assays	132,309	104,077	236,386	77,675	314,061
Drilling	950,264	1,516,088	2,466,352	1,048,117	3,514,469
Equipment maintenance & rental	122,100	128,230	250,330	54,303	304,633
Field supplies & travel expenses	205,417	219,023	424,440	123,514	547,954
Field office & personnel	756,347	742,424	1,498,771	422,799	1,921,570
Geological/geophysical/Engineering	553,183	603,256	1,156,439	313,174	1,469,613
Maps & publications	17,198	97,066	114,264	3,678	117,942
	2,871,781	3,483,066	6,354,847	2,043,260	8,398,107
Alto Dorado/Toril Property Acquisition costs	139,947	44,239	184,186	-	184,186
Deferred exploration costs: Assays	44,644	12,657	57,301	-	57,301
Drilling	146,010	184,211	330,221	-	330,221
Equipment maintenance & rental	115,468	9,870	125,338	-	125,338
Field supplies, camp & travel	158,469	28,717	187,186	1,406	188,592
Field office & personnel	465,536	65,736	531,272	5,274	536,546
Geological & geophysical	568,983	45,104	614,087	990	615,077
Maps & publications	44,677	1,781	46,458	-	46,458
Option payments received	(200,000)	(201,587)	(401,587)	-	(401,587)
	1,483,734	190,728	1,674,462	7,670	1,682,132
Other Properties Acquisition costs	337,530	74,144	411,674	12,336	424,010
Deferred exploration costs: Assays	54,949	11,764	66,713	385	67,098
Equipment maintenance & rental	38,800	17,424	56,224	-	56,224
Field supplies & travel expenses	98,889	24,993	123,882	435	124,317
Field office & personnel	209,607	43,457	253,064	679	253,743
Geological & geophysical	249,443	126,169	375,612	1,597	377,209
Maps & publications	39,564	4,693	44,257	-	44,257
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down for impairment of properties value	(25,000)	-	(25,000)	-	(25,000)
	993,782	302,644	1,296,426	15,432	1,311,858
Peru - Total	6,424,550	3,799,285	10,223,835	2,485,084	12,708,919

CANDENTE RESOURCE CORP.
Consolidated Statements of Accumulated Unproven Mineral Rights
For the period ended,
(Stated in U.S. Dollars)

	Balance December 31, 2004	Net Expenditures & Write offs	Balance December 31, 2005	Net Expenditures (Recovery/Write off)	Balance December 31, 2006
Mexico Property	$	$	$	$	$
El Oro Property Acquisition costs	-	53,483	53,483	-	53,483
Deferred exploration costs: Assays	-	-	-	2,255	2,255
Equipment maintenance & rental	-	-	-	-	-
Field supplies & travel expenses	-	22,476	22,476	10,477	32,953
Field office & personnel	-	7,247	7,247	65,817	73,064
Geological & geophysical	668	65,829	66,517	99,657	166,174
Maps & publications	-	618	618	434	1,052
Telecommunications	-	-	-	-	-
Mexico Total	688	149,653	150,341	178,640	328,981
CANADA (NEWFOUNDLAND)
Virgin Arm, Staghorn and Other Properties		47,964	117,080	3,194	120,274
Acquisition costs	69,118
Exploration bonds	11,439	(11,439)	-	-	-
Deferred exploration costs: Assays	8,903	(13)	8,890	-	8,890
Drilling	-	-	-	-	-
Equipment maintenance & rental	12,430	2,724	15,154	512	15,666
Field supplies & travel expenses	22,493	(432)	22,061	-	22,061
Field office & personnel	24,932	(530)	24,402	-	24,402
Geological & geophysical	139,714	(2,133)	137,581	-	137,581
Maps & publications	361	-	361	-	361
Telecommunications	2,592	(442)	2,150	-	2,150
Canada Total	291,980	35,699	327,679	3,706	331,385
Total Unproven Mineral Rights	6,717,218	3,984,637	10,701,855	2,667,430	13,369,285

CANDENTE RESOURCE CORP.
Notes to Consolidated Financial Statements
March 31, 2006 and 2005
(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru, Mexico and Newfoundland, Canada. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

The ability of the Company to continue as a going concern and to realize the carrying values of its assets and discharge its liabilities and obligations when due, is dependent upon raising additional capital. These financial statements do not give effect to any adjustments, which may be necessary should the Company be unable to continue as a going concern and such adjustments may be material. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its wholly owned subsidiaries in the British Virgin Islands, Peru and Mexico. All significant inter-company transactions and balances have been eliminated.

Unproven Mineral Rights

The cost of mineral properties and their related exploration costs are deferred and amortized over their estimated useful lives following the commencement of production or written-off if the properties are sold or abandoned. Cost includes the cash consideration and the fair market value of shares issued on the acquisition of mineral properties. The proceeds from option payments received are credited against the costs of the relevant mineral property and any excess is recognized in income. The recorded costs of mineral claims and deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties on a periodic basis, and will recognize an impairment in value based upon current exploration results if any, and upon management’s assessment of the probability of future profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic lives on a declining balance basis as follows, with half of the normal amount being taken in the year of acquisition; Computer Equipment 30%; Exploration Equipment 20%; Office Furniture and Equipment 20%; Security Equipment 20%.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The Company conducts exploration activities in Peru and incurs exploration expenditures in Mexican Pesos, Peruvian new soles and U.S. dollars and maintains an administrative office in Canada where expenses are incurred in Canadian dollars. The Company considers the U.S. Dollar to be its functional currency.

The Company translates its foreign operations into U.S. dollars on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities are translated at their historical rates. Expenses are translated at rates prevailing at the date of the transaction except for amortization of equipment, which is translated at historical rates.

Foreign exchange gains and losses from translation of foreign operations are recognized in the current period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of expenses incurred during the period. Significant areas requiring that the use of management estimates relate to amortization, valuation of mineral properties and stock-based compensation. Actual results could differ from those estimates.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Toronto Stock Exchange. Flow-through shares are common shares, which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, amounts receivable, marketable securities, amounts due to & from related parties, promissory notes receivable, value added tax receivable, and accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of their component balances.

Cash, marketable securities, and amounts receivable are exposed to credit risk due to the potential for parties to default on their contractual obligations. The maximum potential loss on the financial instruments is equal to the carrying amounts of those items

Stock-Based Compensation

Stock-based compensation is accounted for at fair value using a fair value option pricing model method. The estimated fair value of awards of stock-based compensation are charged to operations as options vest, with offsetting amounts recognized as contributed surplus. The proceeds received by the Company on the exercise of options are credited to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in carrying amounts of tax assets and liabilities and their tax bases, using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future tax asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper that is highly liquid and readily convertible to known amounts of cash, with maturity dates of less than 90 days and includes the dollar equivalent of gold in gold grams . Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognised on a discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. The Company has determined that it does not currently have any asset retirement obligations.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Marketable Securities

Marketable securities are recorded at cost and are subject to adjustment, to the lower of cost and market value at the end of each reporting period.

3.

UNPROVEN MINERAL RIGHTS

PERU

a)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru.

During 2004, the Company entered into two separate option agreements whereby the optionee can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending $2,500,000 on each property over 3.5 years and by making either cash payments of $570,000 or issuing 250,000 common shares by January 31, 2008. On July 11, 2006 Orex advised Candente of their decision to withdraw from their option on the El Tigre property.

The Las Sorpresas Property remains under option from Candente to Orex but is not currently active in exploration while community contracts are being negotiated.

b)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru, which had been acquired by staking.

3.

UNPROVEN MINERAL RIGHTS (Continued)

(c)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares in 2000 and the commitment to issue 30,000 shares at completion of the initial drilling program. There remains further commitment to issue 50,000 shares upon commencement of commercial production.

During 2005, the Company entered into an option agreement whereby the optionee can earn a 51% interest in the property by spending $2,500,000 over 3.5 years and by making either cash payments of $570,000 or by issuing 250,000 shares, to the Company by May 31, 2010. The Company remains operator of the exploration program for the period of the agreement.

(d)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru, which had been acquired by staking and the payment of a finder’s fee of 20,000 shares in 2000.

(e)

Canariaco Property

Northern Peru

The Company owns a 100% interest in the Canariaco mineral property located in Northern Peru which had been acquired for $75,880 in 2001.

e)

Alto Dorado/Toril Property

Central Peru

The Company owns a 100% interest in the Alto Dorado mineral property by payment of $10,000 and the issuance of 100,000 common shares. The Company paid $50,277 to the Peruvian government to acquire a 100% interest in the Toril claims. The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

During 2005, the Company entered into an option agreement whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years. The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement. In March 2006, the optionee advised the Company of their decision to withdraw from their option agreement.

f)

Other Peruvian Properties

The Company owns 20 other mineral properties in Peru totaling approximately 37,832 hectares, which had been acquired by staking.

Michoacan/Mexico State, Mexico

During 2006 the Company entered jointly (50%/50%) into an option agreement with another company. This agreement gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares).

Newfoundland, Canada

a)

Staghorn Property

The Company has a 100% interest in 67 claims in Southwestern Newfoundland known as the “Staghorn” property by paying Cdn$105,520, issuing 120,000 common shares and completing Cdn$500,000 in exploration expenditures before November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000. During 2006, the Company issued 42,424 common shares in lieu of a required cash payment of Cdn $28,000.

b)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

4.	EQUIPMENT
		Cost	Accumulated Amortization	Net Book Value
				2007	December 31, 2006
Office furniture and equipment		$ 28,502	$ 16,220	$ 12,282	$ 12,202
Computer equipment		49,759	32,358	17,401	18,967
Security equipment		13,410	6,830	6,580	6,973
Exploration equipment (Canada)		38,234	14,952	23,282	25,169
Exploration equipment (Peru)		210,520	92,484	118,036	87,877
		$ 340,425	$ 162,844	$ 177,581	$ 151,188

5.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value.

b)

Issued:

	March 31, 2007		December 31, 2006
Balance, beginning of year	53,256,444	$ 20,102,654	43,718,954	$ 12,409,512
Private Placements	-	-	8,380,066	6,879,155
Stock options	322,500	218,049	725,000	383,390
Warrants	1,913,813	2,163,968	300,000	182,134
Mineral Properties	-	-	132,424	99,683
Stock-based compensation	-	85,568	-	148,780
Balance, end of year	55,492,757	$ 22,570,239	53,256,444	$ 20,102,654

c)

Contributed Surplus

	March 31, 2007	December, 2006
Balance, beginning of year	$ 1,865,429	$ 1,414,117
Stock based Compensation on stock options	163,831	574,889
Stock based Compensation on warrants	-	25,203
Stock options exercised	(81,180)	(148,780)
Balance, end of year	$ 1,948,080	$ 1,865,429
5. SHARE CAPITAL (continued) d) Stock options
Exercise Price Expiry Date Cdn$	Balance December 31, 2006 Issued Exercised	Expired/ Cancelled	Balance March 31, 2007
6-Feb-07 0.17	10,000 - (10,000)	-	-
5-Apr-07 0.23	16,250 - -	-	16,250
23-Apr-07 0.33	65,000 - -	-	65,000
6-Sep-07 0.33	457,500 - -	-	457,500
17-Jan-08 0.48	415,000 - -	-	415,000
4-Feb-08 0.48	466,000 - -	-	466,000
15-Oct-08 0.69	29,850 - -	-	29,850
31-Oct-08 0.80	440,000 - -	-	440,000
2-Mar-09 0.80	346,650 - -	-	346,650
6-Jul-09 0.70	111,000 - -	-	111,000
19-Aug-09 0.70	100,000 - -	-	100,000
7-Oct-09 0.70	300,000 -	-	300,000
6-Jan-10 0.70	550,000 - (50,000)	-	500,000
6-Jul-10 0.70	50,000 - -	-	50,000
7-Nov-10 0.70	200,000 - -	-	200,000
3-Jan-11 0.70	863,750 - -	-	863,750
9-Feb-11 0.75	225,000 - -	-	225,000
9-Mar-11 0.75	375,000 - (112,500)	-	262,500
21-Jun-11 0.80	100,000 - (50,000)	-	50,000
29-Sep-11 0.85	150,000 - (37,500)	-	112,500
22-Oct-11 0.85	1,670,000 - (37,500)	--	1,632,500
16-Feb-12 1.09	- 250,000 -	-	250,000
	6,941,000 250,000 (297,500)	-	6,893,500
Weighted Average Prices Cdn	$ 0.67 $ 1.09 $ 0.76	-	$ 0.64

At December 31, 2006, the weighted average remaining life of the outstanding options is 2.99 years (2006- 3.16 years).

During the current period, the Company recorded stock-based compensation expense of $163,831 (2006 - $574,889) and share issue costs for agents’ options of $Nil (2006 - $25,203).

The fair value of options in 2006 and 2005 has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk-free interest rate of 4.06% (2006 – 3.9% to 4.5%); an expected life of 5 years (2006 - 5 years); an expected volatility of 64% (2006 - 52% to 57%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models alone do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

5.

SHARE CAPITAL (continued)

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006
Expected volatility	64.09%	54.14%
Risk-free interest rate	4.06%	4.06%
Expected lives	5 years	5 years
Dividend yield	0%	0%
Weighted average fair value of stock options granted	Cdn$0.62	Cdn$0.40

e)

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price Cdn $	Balance December 31, 2006	Issued	Exercised	Explored/ Cancelled	Balance March 31, 2007

31-Mar-07	1.25	185,205	-	185,205	-	-
31-Mar-07	1.25	24,870	-	24,870	-	-
31-Mar-07	1.25	52,500	-	52,500	-	-
31-Mar-07	1.25	3,000	-	3,000	-	-
31-Mar-07	1.25	2,690,033	-	1,648,238	1,041,795	=
7-Dec-07	1.65	1,500,000	-	-	-	-1,500,000
		4,455,608	-	1,913,813	1,041,795	1,500,000
Weighted Average Exercise Price	$ 0.70		-	1.25	1.25	1.65

6.

MARKETABLE SECURITIES

At March 31, 2007, the Company held marketable securities with a cost of $33,605 (2006 – $33,296) and a market value of $34,400 (2006 – $52,175).

7.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the year. Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.	SEGMENTED INFORMATION
		March 31, 2007	December 31, 2006
Assets by geographic segment: Canada		$3,900,841	$ 3,880,490
Mexico		90,145	25,394
Peru		13,308,210	11,235,706
		$17,299,196	$ 15,141,590

11.

SUBSEQUENT EVENTS

Subsequent to March 31, 2007:

c)

The company issued 270,000 at Cdn$1.32 stock options to employees and consultants.

b)

295,000 stock options with exercise prices between Cdn$0.23 and Cdn$0.85. The Company received Cdn$227,638 cash for these exercises.

CANDENTE RESOURCE CORP.
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the period ended March 31, 2007 compared with the period ended March 31, 2006. This information is current to May 2, 2007.

Description of the business

Candente Resource Corp (the “Company”) is in the business of exploring for mineral deposits in Peru, Mexico and in Canada. The Company trades on the Toronto Stock Exchanged under the symbol “DNT”.

Introduction

The discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Operations). Unless otherwise stated, the Financial Statements and the information herein, are expressed in United States dollars. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Results of Operations

The Net Loss for the year totaled ($397,203), or ($0.01) per share, compared to a loss of ($620,949), or ($0.01) per share, in the prior year. The main differences in expenses between the two years are as follows:

·

Legal, audit and accounting of ($6,249) versus ($16,323) in 2006 due to the company having in house legal staff. This requires less outsourcing for legal advice.

·

Management and Office salaries of ($68,097) versus ($37,321) in 2006 due to increased salaries and additional personnel hired late in 2006.

·

Travel decreased to ($1,260) from ($1,558) in 2006 and Corporate Development decreased to ($61,685) from ($74,889) in 2006 as the company attended fewer industry trade shows in 2007.

·

Stock-based compensation expense decreased to ($168,831) from ($299,420) in 2006, as the issued fewer options during the year, and the timing of the vesting of the grants caused a reduced portion to be vested as compared to the prior year.

The Company earned interest income of $18,313 in 2007 compared to $1,792 in 2006 due to higher average cash balances. The foreign exchange Gain of $38,305 in 2006 compared to a loss of $62,653 in 2006 was due to favourable exchange rates during the current year.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate. The Company maintains its own equipment, premises and staffing in Peru and as a result management believes that cost control is very good. The Company’s properties are located in various climate zones in Peru and as a result the Company is always able to conduct activities on some of its properties

The following is a summary of the key exploration projects the Company has been working on:

PERU PROPERTIES

Canariaco

The Canariaco property is located in the Western Cordillera of the Peruvian Andes in the Canaris District, at an elevation ranging between 2660 metres above sea level (masl) and 3600 masl, in a dry forest habitat. It is located 700 km northwest of Lima and 110 km to the northeast of the city of Chiclayo. The Canariaco Norte Project will utilize open pit mining, crushing, heap leaching of chalcocite, copper oxide and chalcopyrite mineralization, and a solvent extraction (SX) and electrowinning (EW) plant. All proposed technology is well proven and is in common use internationally.

On March 4, 2007, an updated independent mineral resource estimate was completed on the Canariaco Norte Zone. The report estimates a resource of 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper. Measured and Indicated resource categories make up 78% of the 820 MT. Contained metal in the 820 MT equals 8.1 billion (B) pounds (lb) of copper. Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.4 to 1. A total of 97% of the 107 MT was in the Measured and Indicated categories. Contained metal in the Starter Pit equals 1.4 B lb Copper.

DECEMBER 2006 UPDATED RESOURCE

Total Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Measured Tonnes (Million)	Indicated Tonnes (Million)	Inferred Tonnes (Million)	Chalcocite (% of Deposit)	Cut-off Grade (% Cu)
219	0.61	2.9	92	94	33	48.5	0.5
474	0.52	5.4	170	223	81	44.4	0.4
820	0.45	8.1	255	388	177	43.3	0.3
1,177	0.39	10.1	320	540	317	41.2	0.2
		STARTER		PIT
		Within the		820 MT

107	0.60	1.4	65	39	3	60.9	0.28

The updated resource is based on all drilling results as of December 2006, which includes 82 holes drilled by Candente. As of March 1, 2007 a total of 101 holes have been drilled by Candente on the deposit. Drilling continues to both expand the size of the deposit laterally and vertically and move Inferred resources into the Indicated and Measured.

This increase from 489 to 820 MT in the resource is expected to greatly enhance the cash flow analyses from the Preliminary Assessment and Economic Study (PAEE) completed in June 2006. At that time NPV’s for the project varied from $109M to $707M using copper prices from $1.25 to $2.50 per lb and a discount rate of 10%. Payback on capital expenditures was estimated to be 5 years at $1.25 Cu, 3 years at $1.50 and 1 year at $3.00 Cu. A new PAEE is now in progress based on the new resource.

Projections

June 2006 - Preliminary Assessment And Economic Evaluation (PAEE) Merit

•

Stage I: 30,000 tpd US$142 M

•

Stage II: Expansion to 60,000 tpd financed from cash flow

•

Annual Cu cathode production: 82 to 113 M lb/yr (37,000 to 51,000 tpy)

•

25 year mine life

•

Operating costs: $0.59/lb for 7 years and $0.93/lb for 18 years

•

Chalcocite: Cu recovery from leaching at 75%

•

Chalcopyrite: Cu recovery from leaching at 40%

•

NPV’s: $109M to $707M @ $1.25 to $2.50 / lb Cu and 10% discount rate

Changes per Dec 2006 Updated Resource

•

Increase from 489 to 820 MT

•

Stage I: 30,000 tpd with Stage II: Expansion could be up to 140,000 tpd

•

20 year mine life with 820 MT

•

Annual Cu cathode production estimated at: 89 to 260 M lb/yr (40,000 to 118,000 tpy)

History of Project

2002:

Acquired 100% of Project in Auction from Peruvian State

2004:

Total of 2,891 m in 12 drill holes; 76 Mt 0.61% Cu 1.0 B lb Cu 2005: Total of 11,668 m in 36 drill holes; 489 Mt 0.45% Cu 4.8 B lb Cu 2006: Total of 26,019 m in 82 drill holes; 820 Mt 0.45% Cu 8.1 B lb Cu with Starter Pit 107 Mt; 0.6% Cu; 1.4 B lb Cu

2007:

101 drill holes to date - deposit still expanding vertically and laterally EIA and Feasibility studies are expected to be completed by December 2007

Chalcocite and oxide copper (chalcocite) makes up approximately 43% of the total contained copper in the Canariaco Norte deposit. Distinct zones of chalcocite appear both at the top of the deposit near surface, as well as at depth. The Feasibility Study will begin this month and will address the economics of an SX-EW copper operation at Canariaco and is initially focused on the 107 MT Starter Pit for quick pay back of capital costs. The Feasibility Study will also address the economics associated with the entire known deposit and determine whether the operation should continue with only leaching or add components for conventional milling once payback has been achieved.

The mineral resource estimate is based on assay results from 26,019 meters of drill core from a total of 28,928 meters drilled in 93 holes of which 82 were drilled by Candente during 2004, 2005 and 2006. 11 holes were drilled in 1973, 1995 and 1999 by Ingemmet, Placer Dome and Billiton. Drill spacings vary from 50 to 225 metres. Independent engineer, Dr. David M. Stone, P.Eng., of MineFill Services, Inc., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 4th, 2007. The resource estimate is classified as a Measured, Indicated and Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a Technical Report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The Company has received several expressions of interest from various entities with respect to partnering and/or financing the Canariaco Norte project to production. The Canariaco Development Committee has appointed Standard Bank Plc (Standard) as Financial Advisor to assist in evaluating all project finance opportunities for advancing the Canariaco project through feasibility and into production. Standard will also assist with technical input into to the Canariaco feasibility and other project studies.

The Company holds many meetings with the local communities and local authorities to ensure ongoing dialogue regarding the advancement of the project and the impact on the communities. In addition, several key members of the Canariaco Development Team: Thomas R. Rinaldi, V.P. Operations; Ing. Fredy Huanqui V.P. Business Development and Exploration Latin America; Ing. Romulo Mucho, Consultant and ex-Vice Minister of Mines (2004 -2005); Ing. Ricardo Coronado, Manager of Environmental Protection; Luis Enrique Salazar, Manager of Community Relations; as well as Joanne Freeze, P.Geo. President and CEO met with Yehude Simon, the President of the Region of Lambayeque to discuss the advancement of the Canariaco Norte Project. It was agreed that the Regional Government of Lambayeque and the Company, which operates under Exploraciones Milenio S.A. and Cia. Minera Oro Candente S.A., will work closely together to ensure that the Canariaco project advances as rapidly as possible and in a manner that ensures that the local people benefit as much as possible from an improved infrastructure which includes roads, electricity, education and health facilities. During the meeting, Thomas R. Rinaldi, V.P. Operations, explained that “the project will be developed under guidelines which require minimal impact and zero contamination from the leaching process. These parameters and others are all in accordance with the Equator Principles”.

Although Candente is expediting the advancement of the Canariaco project by itself (100%) it is also in discussions with more than one party, which could result in a partnership to build a copper mine at Canariaco.

Pamel

The Pamel prospect covers approximately 5,800 hectares in the Western Cordillera of the Peruvian Andes, which also hosts the Pierina and Yanacocha gold mines. The property is accessible by road from three different routes. As at Pierina, both polymetallic veins and porphyry style alteration and mineralization occur peripherally to a high sulphidation alteration zone on the Pamel prospect. Calipuy Formation volcanic rocks similar to those hosting the Pierina deposit underlie the Pamel claims. On the property the Calipuy is represented by andesitic to rhyolitic volcanic flows and tuffs including crystallithic tuffs, tuff breccias and dykes of dacitic to porphyritic mafic compositions. Structural control is both north-westerly and north-easterly as it is throughout the Western Cordillera.

In November 2005, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the Pamel Property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years on the Property. Candente will have the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, the Company will receive 60,000 shares in Orex upon approval of the option agreement by the TSX Venture Exchange and will receive additional staged shares issuances for a cumulative total of 250,000 shares in Orex by May 31, 2010.

The Company mapped the central part of the property and covered this areas with 23.5 line kilometers (km) of induced polarization (IP)/Resistivity geophysical and soil geochemical surveys. The geophysical survey defined a large drill target comprised of a highly resistive body with features typical of massive silica or mixed silica and alunite delineated over a length of 2 km and a width of up to 500 metres (m).. Anomalous levels of gold, silver, lead, arsenic, barium, mercury and antimony from the soil geochemical survey occur with or near the resistive body and continue for approximately 1 km to the north-east. The elements mentioned above are typical of high sulphidation gold-silver systems and their coincidence with the resistive body suggests that they are related.

The resistivity body occurs from surface to a depth of 200 m and a high chargeability body occurs just below this. Vuggy silica often occurs at the interface between resistive and chargeable zones. Vuggy silica is the typical host rock for gold mineralization in high sulphidation deposits such as Yanacocha, Pierina and Alto Chicama (greater than 70 million (M) ounces (oz) gold) in Peru (www.barrick.com and www.newmont.com). At Pamel, vuggy silica float has been found where the highest gold values occur in soil samples.

Diamond drill testing of the targets generated was carried out by MDH S.A.C. of Lima, Peru and commenced on October 19th , 2006 using a Longyear 38 and a LF-70. Drilling was completed on February 22, 2007 with a total of 2585.65 m drilled in 11 holes. The high sulphidation model was proven as drilling to depths of 385 m contained silica alunite alteration as described above. However, only sub-economic gold grades were returned from fire assay analysis.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco. It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. There are two porphyry copper zones (Ana-Olla and Brujas) and two high sulphidation gold zones (Toril and Northern Ana). In the Ana-Olla and Brujas porphyry copper zones anomalous levels of gold, copper molybdenum and silver several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km. An Induced Polarization (IP) survey completed in October 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km, is still open and occurs within the geochemical anomalies and alteration zone. The chargeability signature is typical of disseminated mineralization found in porphyry deposits. A Time Domain EM (TDEM) survey was also carried out over the Toril and Northern Ana zones for high sulphidation gold and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004. The holes were drilled to depths of 46m to 201m. Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone. Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits. The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper. Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole. Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork. The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using a combination geochemistry, geology and significant copper-gold results from a 1998 Hecla reverse circulation drill hole. Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and near the margin of the extensive IP chargeability anomaly. Porphyry style alteration and mineralization is evident on surface above the chargeable body.

During 2005, the Company entered into an option agreement with Minera Gallipoli S.A. a subsidiary of Gallipoli Mining Pty. Ltd of Australia whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years. The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement.

In January and February 2006, a 1894.40 metre drill program in six holes was carried out on the Alto Dorado Property to test the Ana-Olla porphyry zone on the property. Results confirm the presence of a very extensive porphyry style copper system. In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes. Two of the holes are believed to have been drilled over the centre of the porphyry copper system. It is believed that a higher grade core could lie beneath this area as the alteration and mineralization was increasing with depth. A TDEM resistively anomaly and large circular IP chargeability anomaly located in the Northern Ana zone just north of the area of drilling with coincident high sulphidation alteration could be a high sulphidation gold target. Future drilling is recommended for the southern porphyry copper target (Brujas zone), deeper drilling on the northern porphyry target (Ana-Olla) as well as drill testing of the northern high sulphidation gold target (Northern Ana).

In March 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement

El Tigre

El Tigre is a low sulphidation epithermal gold/silver exploration project located in Northern Peru approximately 30 km east of the city of Chiclayo and totals approximately 3200 hectares. The property lies adjacent to a paved road and travel time from Chiclayo is about 30 minutes. The El Tigre property is located in the Coastal belt of Peru where exploration is possible year round. El Tigre is an epithermal gold project where gold values from 0.5 to 9.5 gpt occur over a 2 km long target area. Mineralization is considered to be low sulphidation (El Penon type). El Penon produces gold at $44 per ounce for Meridian Gold in Chile, which makes El Tigre an excellent exploration target type.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex was required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. The agreement has been approved by the TSX Venture Exchange.

The property was mapped and covered by ground magnetic survey in 2004 and an Induced Polarization (IP) survey in 2006. Orex withdrew from the option in 2006.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru. It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca. It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits have been discovered to date at Yanacocha and reserves are reported to be in the order of 35 million ounces of gold.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Stream sediment samples are anomalous in gold, mercury, arsenic and lead. Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strong anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex was required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. The agreement has been approved by the TSX Venture Exchange.

In 2004 several Induced Polarization (IP) geophysical lines were completed on the north end of the property. Results were not definitive. Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey. The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the geology and its potential to host epithermal gold deposits.

MEXICAN PROPERTIES

El Oro

Candente and Canaco Resources Inc. (CAN:TSX.V) (Canaco) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico. The property is being optioned from Minera Luismin SA de CV (Luismin), a 100 percent owned subsidiary of Goldcorp Inc. The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest by expending US$5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc and Candente Resource Corp over a three year period and;

2.

Earn an additional 20% interest by expending an additional US$5,000,000 (US$10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to earn-back in to a 70% interest by spending US $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

The veins on the El Oro property have been worked since the late 1700’s. The height of mining activity began in 1904 with the Gold Mining & Railway Company. For 33 years four companies produced gold and silver, predominantly from the San Rafael and Verde veins. In excess of 18.2 million tonnes grading 11.1 grams gold and 131 grams silver were produced. In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company. Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted* the Las Dos Estrellas Mining Co. so the properties were transferred to the workers who formed a consortium with the government and continued to operate the mines largely as a selvage operation, mining pillars and backfill. This proved to be very costly resulting in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz. El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

Mining of the veins in the El Oro camp is reported to have stopped for financial reasons and not due to lack of ore. The San Rafael vein is reported to have produced in excess of 5 million gold equivalent ounces (oz) over 45 years from 11.9 million tonnes (Mt) of ore with an average production grade of 10.8 grams gold per tonne (g/t Au) and 115 grams silver per tonne (g/t Ag) over an average width of 10 m. The Verde vein is reported to have produced in excess of 3 million gold equivalent ounces from 6.3 Mt of ore with an average production grade of 12.0 g/t Au and 160 g/t Ag over an average width of 5-10

m. In the San Rafael vein production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km). In the Verde vein production occurred over a vertical depth of up to 240 m and over a strike length of approximately 2 km. The average vertical depth for gold and silver production in veins in Mexico is understood to be 450 metres.

The Phase I drilling which commenced April 18, 2007 will test the down-dip extensions of four of the most prolific veins in the El Oro Camp including San Rafael, Verde, Borda and Coronas as well as recently identified targets in the Oriente area. Compilation of mining records in the El Oro camp has identified the most productive areas within the four main veins and suggests that these veins remain open to depth below previous levels of mining. In total 27 drill targets have been identified to test these targets. In the Oriente area mapping and data compilation has identified 6 drill targets to date.

The Oriente area is the eastern extension of the prolific El Oro ore-shoot trend. It has had no mining and little exploration and is largely covered by younger Tertiary volcanic rocks, which mask favourable Creataceous host rocks and potential veins. Seven exposures of the favourable host rocks have been found within these younger volcanics and five of these have alteration and quartz-calcite veining, and stockwork typical of the El Oro gold-silver veins. The veins and stockwork are hosted in the older Cretaceous andesitic volcanics which overlie the common host rocks (sediments) to the veins mined in the past in the main El Oro camp. Veins comprise varying proportions of quartz, chalcedony and calcite and exhibit banding, brecciation and drusy crystal textures which are all typical of the gold and silver bearing El Oro veins.

NSAMT geophysics has also been carried to assist in the identification of potential new veins. Initially, nine test lines were conducted over the Coronas, Borda and San Rafael veins and results showed that the geophysics was successful in detecting the veins and/or the structures hosting the veins. Given the success of the test work, thirty-six line kilometers (km) of NSAMT was conducted over an area measuring 3 km by 4 km in the central part of the Oriente zone. Results of the survey are pending.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992. This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Summary of Quarterly Results

Net loss by quarter

Q1

Q2

Q3

Q4

Total

$

$

$

$

$

2007

(397,203)

(397,203)

2006

(620,949)

(212,298)

(368,894)

(589,974)

(1,792,115)

2005

(320,344)

(123,155)

(510,355)

(473,098)

(1,426,952)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

The Company has not raised any additional funds during 2007. However Candente raised gross proceeds from two private placements in 2006 detailed as follows;

On March 31, 2006 the company raised Cdn$4,573,056 on closing a private placement whereby the Company issued 5,380,066 units at Cdn$0.85. Each unit consists of one share and one half-share purchase warrant. One whole non-transferable share purchase warrant permits the holder to purchase one share of the Company at a price of $1.25 per share expiring on March 31, 2007. The Company paid independent firms 6% and 7% finders’ fees and issued warrants of 6% and 7% of the proceeds received by placees introduced to Candente. The net proceeds of the private placement are to be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

On December 7, 2006, the Company raised Cdn$3,750,000 on closing a non-brokered private placement of 3,000,000 units at $1.25 per unit. Each unit consisted of one share and one-half of one share purchase warrant. One whole warrant permits the holder to purchase one common share of the Company at a price of $1.65 until November 30, December 4, 2007 and December 6, 2007, however, this period will be shortened if the common shares of the Company trade above the exercise price for 30 consecutive trading days. The common shares issued in this placement were subject to a four-month hold period expiring March 31, 2007, April 5, 2007 and April 7, 2007. The Company paid finder’s fees in cash equal to 2.8% of the total value of the gross proceeds raised. The net proceeds of the private placement are to be used for funding exploration and development activities on the Company’s mineral properties and for general corporate purposes.

During 2007 the Company issued a total of 592,000 shares on exercise of stock options priced between Cdn$0.33 and Cdn$0.85. Candente Resource Corp issued 520,000 stock options during 2007 exercisable at Cdn$1.09 and Cdn$1.32.

The company issued 1,913,813 shares on the exercise of warrants at Cdn$1.25.

Of the total 7,148,500 options outstanding, 5,420,688 have vested and are “in the money” at May 2, 2007. These options are potentially exercisable to generate $3,654,097 in additional funding.

The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The Company does not have any critical accounting estimates.

Changes in Accounting Policy

No changes.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, marketable securities, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties, some of which are denominated either in Canadian dollars, U.S. dollars, Mexican Pesos or New Peruvian soles. These accounts are recorded at their fair market value. The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar. In the fiscal year ended December 31, 2006, the Company recorded a foreign exchange gain of $38,305 compared to a loss of 62,653 in 2006. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in New Peruvian soles or U.S. dollars.

The Company has Value Added Tax Receivable of $975,743 in which it has retained the services of advisors and personnel for the purposes of recovering these amounts from the Peruvian Government.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

Outstanding Share Data

The Company has one class of common shares: as at May 2, 2007 there were 55,762,757 common shares outstanding.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development Company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discover of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to endure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

MANAGEMENT’S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Cautionary Statement:

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) estimates of stock compensation expense and (iii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company’s does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 20-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.

Form 52-109F2 Certification of Interim Filings

I, Joanne C. Freeze, Candente Resource Corp., President and CEO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2007

“Joanne C. Freeze”____

Joanne C. Freeze

President and Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, Peter de Visser, Candente Resource Corp., CFO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Candente Resource Corp (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2007

“Peter de Visser”____

Peter de Visser

Chief Financial Officer